UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.9)*

                               VISX, Incorporated
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    92844S105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 13, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on October 20, 2000, relating to the common shares, $.01 par value (the "Shares"), of VISX, Incorporated, a Delaware corporation (the "Issuer" or "VISX") and amended on November 6, 2000, December 5, 2000, December 15, 2000, April 18, 2001, April 20, 2001, April 23, 2001, May 1, 2001 and November 20,
2001 by the Registrants, is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 4.           Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On November 20, 2001, Barberry Corp. notified Issuer, in accordance with Issuer's By-laws, of its intention to propose the nomination of persons for election as directors at the forthcoming 2002 annual meeting of Issuer's stockholders. Registrants have determined not to proceed with an election contest.

         Depending upon market conditions, Registrants may determine to acquire additional Shares or dispose of Shares at any time and from time to time in the open market or otherwise.




















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




                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2002


BARBERRY CORP.


By:      /s/ Carl C. Icahn
         ----------------------
         Name:  Carl C. Icahn
         Title: President


HIGH RIVER LIMITED PARTNERSHIP

         By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Carl C. Icahn
                  ---------------------
                  Name:  Carl C. Icahn
                  Title: President



/s/ Gail Golden
---------------
GAIL GOLDEN



/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



        [Signature Page of Amendment No. 9 of Schedule 13D with respect to VISX, Incorporated]








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